May 29, 2012

VIA EDGAR

Mr. Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

RE:	Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 71

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended ("1933 Act"), the undersigned hereby requests that effectiveness under the 1933 Act of Post-Effective Amendment No. 71 to its registration statement on Form N-1A be accelerated to May 29, 2012 or as soon thereafter as possible. Post- Effective Amendment No.71 was filed electronically with the Commission on May 29, 2012. The undersigned is aware of its obligations under the 1933 Act.

Sincerely,

SEI Investments Distribution Co.

/s/ John Munch

By: John Munch

Title: Secretary